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December 21, 2018

VIA EDGAR AND E-MAIL

Mr. Tim Buchmiller
Senior Attorney
Division of Corporation Finance
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brainsway Ltd.
Draft Registration Statement on Form F-1
Submitted November 16, 2018
CIK No. 0001505065

Dear Mr. Buchmiller:

On behalf of our client, Brainsway Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of December 12, 2018 (the “Comment Letter”) with respect to the Company’s draft registration statement on Form F-1 confidentially submitted on November 16, 2018 (the “Draft Registration Statement”).

On the date hereof, the Company is submitting confidentially a revised draft of the Registration Statement (the “Amended Draft Registration Statement”) incorporating the revisions described herein and including other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of the Amended Draft Registration Statement, the Company is supplementally providing with this letter a marked copy of the Amended Draft Registration Statement against the Draft Registration Statement as confidentially submitted on November 16, 2018.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in our responses correspond to the pages in the Amended Draft Registration Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

Form F-1 filed November 16, 2018

Overview, page 1

1.              We note your disclosure on page 17 that Medicare coverage for Deep TMS as a treatment for MDD generally requires four failures of anti-depressant medications and private insurance coverage for Deep TMS generally requires three to four failures of antidepressant medications. Please include disclosure of the current coverage conditions in your prospectus summary. Also, if true, disclose that there is currently no coverage for Deep TMS as a treatment for OCD.

Response:

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

2.              Please revise to describe the “discomfort and noise of TMS,” as referenced on page 20.

Response:

The Company has revised its disclosure on page 2 in response to the Staff’s comment.

Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

3.              Supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company is providing supplementally to the Staff under separate cover on the date hereof materials presented to potential investors in reliance on Section 5(d) of the Securities Act.

Risk Factors, page 11

4.              Given your one-third quorum and simple majority vote requirements, please include appropriate risk factor disclosure regarding your current concentration of ownership.

Response:

The Company has revised its disclosure on beginning on page 51 in response to the Staff’s comment.

Use of Proceeds, page 58

5.              Please revise the second bullet point to clarify which specific clinical trials you intend to fund. Also clarify the amounts you intend to devote to each trial and whether you anticipate you will have sufficient funds to complete those trials.

Response:

The Company has revised its disclosure on page 63 in response to the Staff’s comment.

6.              Please revise the third bullet point to describe the interest rate and maturity of indebtedness intended to be repaid and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put.

Response:

The Company has revised its disclosure on page 63 in response to the Staff’s comment.

Dilution, page 61

7.              Please disclose the “other terms” that will be determined at pricing that could impact your net tangible book value following the offering.

Response:

The Company has revised its disclosure on page 66 in response to the Staff’s comment.  The Company respectfully advises the Staff that there are no such “other terms” contemplated that could impact net tangible book value following the offering.

8.              Revise the penultimate paragraph of this section to clarify whether you have shown the dilution that may result from the issuances of shares that could result from the options and warrants described in clauses (i) and (iv) in the last footnote on page 10.

Response:

The Company has revised its disclosure on page 67 in response to the Staff’s comment.

9.              Disclose how the numbers, amounts, percentages and average price per share in the table on page 62 would change, assuming all outstanding options and warrants were exercised.

Response:

The Company has revised its disclosure on page 67 in response to the Staff’s comment.

Committed Payments, page 68

10.       It is not clear what the second row of the table on page 69 is intended to show. Please advise or revise your disclosure as appropriate.

Response:

The Company respectfully advises the Staff that the second row is intended to show only those committed payments with respect to leases signed during the three months ended September 30, 2018. By contrast, the first and third rows show all leases as of September

30, 2018 (with the third row including only those leases with early termination clauses). The Company has revised the table on page 74 to re-caption this row as “Leases signed in the three months ended September 30, 2018” in order to distinguish it more clearly from the other two rows. In addition, in order to further improve the presentation of this information, the Company has revised the table on page 74 to move the second row up to the top of the table, with the row of all leases as of September 30, 2018 below it, to make it clear that the first row is a subset of the total amount.  Beneath these two rows, the Company has inserted a bolded, horizontal line, followed by the last row which shows only those leases with early termination clauses as of September 30, 2018.

Principal Shareholders, page 136

11.       Revise to identify the natural persons who have or share beneficial ownership of the securities held by the entities listed in your table on page 137.

Response:

The Company has revised its disclosure on page 143 in response to the Staff’s comment.

Law for the Encouragement of Industry (Taxes), 5729-1969, page 149

12.       We note your disclosure that you “may qualify as an Industrial Company and be eligible for various tax benefits.” Please disclose why you cannot indicate if you are an Industrial Company and qualify for the disclosed tax benefits. We note in this regard your disclosure on page F-40 that one of your subsidiaries appears to be an “industrial company” and will be entitled to various tax benefits. Ensure that you disclose the material benefits or consequences if you do not qualify as an industrial company or are not entitled to the benefits described.

Response:

The Company has revised its disclosure on page 165 to clarify that the Company qualifies as an Industrial Parent Company and its Israeli subsidiary, Moach R&D Services Ltd., qualifies as an Industrial Company and is eligible for various corporate tax benefits.

New Tax Benefits under the 2017 Amendment, page 150

13.       Update your disclosure for the regulations that were expected to be released before March 31, 2017. Also revise this section to clarify which benefits apply to you.

Response:

The Company has revised its disclosure on pages 165 and 166 in response to the Staff’s comment.

Other Activities and Relationships, page 161

14.       We note your reference to past relationships with the underwriters and certain of their affiliates. Please clarify which underwriters and affiliates you are referring to and the nature and terms of such relationships.

Response:

The Company respectfully advises the Staff that the Company has no such past relationships with the underwriters that are named in the Draft Registration Statement or their affiliates.  The Company has revised its disclosure on page 176 to clarify that the Company may have such relationships in the future, and the Company will further revise this disclosure to reflect any such relationships with any additional underwriters that may be named in a future filing.

Stamp Taxes, page 162

15.       Disclose whether U.S. investors will be required to pay the stamp taxes and other charges and quantify such amounts.

Response:

The Company has revised the disclosure on page 177 to remove the disclosure on stamp taxes because no such stamp taxes would be payable by U.S. investors.

Audited Consolidated Financial Statements

Note 7: Trade Receivables, Net, page F-31

16.       Please revise to disclose the reason for the significant increase in past due trade receivables with aging greater than 120 days at December 31, 2017.

Response:

The Company has revised its disclosure on page F-31 in response to the Staff’s comment.

Note 9 - Property and Equipment, Net, page F-32

17.       Please explain to us how you considered the disclosures required by paragraphs 47 and 56 of IAS 17 related to lessors.

Response:

The Company has revised its disclosure on page F-48 in response to the Staff’s comment to address the disclosure requirements of paragraph 56 of IAS 17 related to lessors.  The Company notes that a general description of the lessor’s leasing arrangements, as required in paragraph 56(c) of IAS 17, is included in Note 2g on page F-20. The Company respectfully advises the Staff that paragraph 47 of IAS 17 is not applicable because as of December 31, 2017, all leases were classified as operating leases.

Note 13: Non-Current Liabilities, page F-34

18.       Please explain the difference between the liability in respect of research and development grants in this table and the amount in the table on page F-37.

Response:

The Company respectfully advises the Staff that the liability in respect of research and development grants presented in Note 13 on page F-35 represents the non-current portion of the remaining liability measured at fair value, representing the discounted future repayment of the liability using a discount rate that reflects a market rate of interest, as further detailed in Note 2h beginning on page F-20. The amount in the table in Note 14 on page F-37 represents the financial liability in respect of research and development grants based on contractual undiscounted payments of the nominal principal balance and the respective interest.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (416) 865-7373 with any questions or comments regarding this filing or if you wish to discuss the above.

Yours truly,

/s/ Cheryl Reicin

Cheryl Reicin, Esq.

Enclosures

cc:                         Geoff Kruczek, Special Counsel
Michael Fay
Brian Cascio
(Securities and Exchange Commission)

Yaacov Michlin

Hadar Levy

Menachem Klein
(Brainsway Ltd.)

Gene Kleinhendler

Perry Wildes
(Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.)

John T. Rudy, Esq.
(Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.)